

Mail Stop: 3628

August 17, 2016

Via E-mail
Somsak Chivavibul
President and Chief Financial Officer
Navient Funding, LLC
2001 Edmund Halley Drive
Reston, VA 20191

    Re: **SLM Student Loan Trust 2010-2**
            SLM Student Loan Trust 2012-3
            SLM Student Loan Trust 2012-5
            SLM Student Loan Trust 2013-2
            SLM Student Loan Trust 2013-3
            SLM Student Loan Trust 2013-4
            SLM Student Loan Trust 2013-5
            Forms 10-K for the Fiscal Year Ended December 31, 2015
            Filed March 30, 2016
            File Nos. 333-141930-17, 333-166301-07, 333-166301-08, 333-166301-12, 333-166301-13, 333-166301-14, 333-166301-15

Dear Mr. Chivavibul:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Forms 10-K

1. We note your statement in the body of each of the above-referenced Forms 10-K that information required by Item 1119 has been omitted from the report because substantially the same information related to affiliates of the issuing entities and other relationships is provided in a base prospectus filed on May 22, 2014 pursuant to Securities Act Rule 424. Instruction to Item 1119 of Regulation AB states that this information may be omitted if substantially the same information has previously been provided on a Form 10-K for the

securities, in an effective registration statement, or a prospectus filed pursuant Rule 424 *under the same CIK code as the current annual report on Form 10-K*. The Rule 424 prospectus that you reference in each of the subject Form 10-K reports appears to be a prospectus for Navient Student Loan Trust 2014-1 and is not filed under the same CIK code as the issuing entities providing the Form 10-K reports referenced above. Please confirm that in all future annual reports on Form 10-K for which you act as depositor, you will refer to a prior filing containing substantially the same information required by Item 1119 that is consistent with the instruction requirements.

Form 10-K for SLM Student Loan Trust 2010-2

2. We note that you incorporate the Indenture, Servicing Agreement, and Administration Agreement by reference to Exhibits 4.7, 99.8, and 99.7, respectively, to the Form 8-K filed on August 26, 2010. The correct form appears to have been filed on September 1, 2010 instead of August 26, 2010. Please revise in future filings. Please also confirm that your incorporation by reference in all future filings will accurately reference the incorporated document. See Item 10(d) of Regulation S-K.

Exhibit 33.3 to Form 10-K for SLM Student Loan Trust 2010-2

3. We note that the report on assessment of compliance provided by Great Lakes Educational Loan Services, Inc. ("Great Lakes") does not include the new criterion set forth in paragraph (d)(1)(v) of Item 1122 of Regulation AB. Please confirm that Great Lakes has assessed whether the aggregation of information is mathematically accurate and that the information conveyed accurately reflects the information as part of its assessment and the auditor's attestation report of other applicable servicing criteria under Item 1122(d). Additionally, please confirm that in future Form 10-K filings for all transactions for Great Lakes acts as servicer, the reports on assessment of compliance and related attestations will include an assessment of compliance with Item 1122(d)(1)(v). If an assessment of the accurate conveyance of information was not conducted as part of Great Lakes' assessment of existing applicable servicing criteria, please amend the Form 10-K to include a report on assessment of compliance with Item 1122(d)(1)(v) and a related attestation report.

Exhibits 35.3 and 35.4 to Form 10-K for SLM Student Loan Trust 2010-2

4. We note that the servicer compliance statement provided by Great Lakes refers to "Section 13.03 of the Omnibus Subservicing Agreement dated March 23, 2009" and that the servicer compliance statement provided by Nelnet Servicing, LLC refers to the "FFEL Program Omnibus Subservicing Agreement, dated as of August 12, 2010." We are unable to determine whether these agreements relate to subservicing obligations for SLM Student Loan Trust 2010-2 and are unable to locate the documents. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Mark Heleen, Esq., Navient Corporation
        Rachel Gleason George, Esq., Navient Corporation